

Mail Stop 4631

April 21, 2016

Via E-mail
Mr. Richard J. Weller
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
24911 Avenue Stanford
Valencia, CA 91355

Re: **Wesco Aircraft Holdings, Inc.**
        Form 10-K
        Filed November 30, 2015
        File No. 1-35253

Dear Mr. Weller:

We have reviewed your response dated April 8, 2016, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Management's Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1. We have read your response to comment 1 in our letter dated March 22, 2016. Your response to comment 1 in your letter dated March 7, 2016 indicated that a change in strategy with respect to the management of your inventory was made in May 2015 upon the hiring of a new CEO and CFO. As a result of this change during the quarter ended September 30, 2015, you updated your reserve model to reflect the new strategy shift to hold inventory at lower quantity levels. This resulted in your model using shorter forecast periods than were historically applied and an increase in your reserve of $43.8 million. You also indicated that this new strategy was demonstrated by the scrapping of older inventory, resulting in a write-off of $28.4 million of E&O reserve. Your latest response indicates that only $6.9 million of the $28.4 million was included in the $43.8

million reserve increase recorded during the quarter ended September 30, 2015. Please help us better understand when the remaining $21.5 million was recorded related to the scrapping of this old inventory especially given that your response indicated that this new strategy was not reflected in your reserves until the quarter ended September 30, 2015. Please also help us understand what the remainder of the $43.8 million increase recorded during the quarter ended September 30, 2015 relates to as previously it appeared that the majority of this reserve was related to the $28.4 million loss recorded upon the scrapping of older inventory. Please correspondingly revise your disclosures to better clarify the components of this $43.8 million increase in your E&O reserve.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction